United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

NOTICE TO THE MARKET

In compliance with the conditions contained in article 157, § 4º, of Law 6.404/76 and CVM Instruction 358/2002, and subsequent to Material Information Release announcements published November 3 and December 1, 2008 and January 19, 2009, ARACRUZ CELULOSE S.A. ("ARACRUZ" or "Company"), in order to maintain the market informed regarding the developments in the debt restructuring process originated from derivative operations, hereby is informing the market that, having concluded that negotiation process with the counterpart Banks to the aforementioned operations, the respective contract is currently in a final phase of preparation for signing by the parties. In this context, on January 31, 2009 ARACRUZ initiated payment of installments of interest incurring on the operations —both past due interest payments as well as debt servicing — as well as it concluded the setting up of guarantees (mortgages on Company properties and a lien on Aracruz shares owned by the controlling shareholder) as agreed to with the Banks.

Moreover, as a result of the aforementioned agreement, it should be highlighted that (i) there is no change whatsoever with regard to the information contained in the Material Information Release published January 19, 2009, (ii) there was no change made to the agreement that needs to be reflected in the Company’s financial statements as of December 31, 2008, including with regard to the accounting classification of the restructured debt (a portion classified under current liabilities and part under non-current liabilities) and (iii) there was no change related to restrictive contractual clauses, financial charges and guarantees granted.

Aracruz, April 22nd, 2009

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer